SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                 HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
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                             (Name of Issuer)

                       Common Stock, $.01 par value
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                      (Title of Class of Securities)

                                  H295576
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                              (CUSIP Number)

                                Ira Sochet
                       5701 Sunset Drive, Suite 315
                        South Miami, Florida 33143
                              (305) 665-6541
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 26, 1995
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          (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                             PAGE 1 OF 7 PAGES
                    INDEX TO EXHIBITS APPEARS AT PAGE 5

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CUSIP NO.  H295576

1.  Name of Reporting Person S.S. or I.R.S. Identification No. of
Above Person __Ira Sochet_______________________________________ .

2.  Check the Appropriate Box if a Member of a Group
         (a) __________________  (b) _____________________ .

3.  SEC Use Only ______________________________________________ .

4.  Source of Funds ____________PF_____________________________ .

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) _________________________________ .

6.  Citizenship or Place of Organization _____United States____ .

Number of               7.  Sole Voting Power _________559,800______ .
Shares
Beneficially            8.  Shared Voting Power _________-0-________ .
Owned by Each
Reporting               9.  Sole Dispositive Power ____559,800______ .
Person With
                        10.  Shared Dispositive Power ___-0-________ .

11. Aggregate Amount Beneficially Owned by Each Reporting Person
______559,800___________________________________________________ .

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _________________________________________________________ .

13. Percent of Class Represented by Amount in Row (11) ___5.8%_ .

14. Type of Reporting Person ______________IN__________________ .

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    This amendment to Schedule 13D (the "Amendment") is filed as the first amendment to the Statement on Schedule 13D, dated September 7, 1994 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Homeplex Mortgage Investments Corporation, a Maryland corporation (the "Issuer"). This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 4 below.

ITEM 1.  SECURITY AND ISSUER.

    This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Homeplex Mortgage Investments Corporation, a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 533 North 7th Street, Suite 219, Phoenix, Arizona 85014.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Ira Sochet.

    (b)  5701 Sunset Drive, Suite 315, South Miami, Florida 33143.

    (c) The Reporting Person is the President and sole share-holder of Sochet & Company, Inc., a registered broker/dealer located at 5701 Sunset Drive, Suite 315, South Miami, Florida
33143.

    (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

    (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (f)  United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    This Statement relates to the beneficial ownership of the Reporting Person of 559,800 shares of Common Stock. The aggregate purchase price of 559,800 shares of Common Stock beneficially owned by the Reporting Person was approximately $650,000, including commissions. The source of funds for acquiring the foregoing shares of Common Stock was the Reporting Person's personal funds.

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ITEM 4.  PURPOSE OF TRANSACTION.

    The Schedule 13D reported the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person believes that the Issuer's Common Stock is currently selling for significantly less than its real value. The Issuer raised in excess of $80 million in its initial public offering of Common Stock on July 27, 1988. The Issuer immediately utilized the proceeds of such offering to purchase mortgage interests. Subsequently, the Issuer purchased an additional $60 million of mortgage interests by financing such purchases with borrowings under repurchase agreements and a line of credit. The Issuer has not purchased any additional mortgage interests since October 1988. In the Issuer's Quarterly Report of Form 10-Q for the quarter ended March 31, 1995 (the "March 10-Q"), the Issuer reported that as of March 31, 1995, the Issuer's stockholders' equity was approximately $18.1 million.

    As set forth in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1994, at December 31, 1994, the Issuer had available, for income tax purposes, a net operating loss carryforward of approximately $58.0 million. Furthermore, the March 10-Q indicated that the Issuer had approximately $4.7 million in cash and cash equivalents at March 31, 1995.

    The Reporting Person has communicated informally to Issuer's management several different alternatives to better utilize the Issuer's assets and operating loss carryforward to maximize stockholder value. To date, Issuer's management has not acted on such suggestions. On May 26, 1995, the Reporting Person sent a letter to the Issuer's Board of Directors stating that the Issuer should be able to produce greater benefits for its stockholders and suggesting that the Issuer could enhance the value of its Common Stock by acquiring an operating company. A copy of the Reporting Person's letter to the Issuer's Board of Directors is attached as
an exhibit to this Amendment.   The Reporting Person is scheduled
to meet with the Issuer's Board of Directors on Tuesday, June 6, 1995. On June 5, 1995, the Reporting Person filed a definitive proxy statement with the Securities and Exchange Commission to solicit the Issuer's stockholders to withhold their vote for the nominees nominated for election by the Issuer's Board of Directors at the Issuer's annual meeting scheduled for June 13, 1995. The Reporting Person stated in his proxy statement that a successful solicitation would send a strong message to the Issuer's Board of Directors that the Issuer's stockholders are dissatisfied with its current performance and that the Issuer needs a Board of Directors that is more responsive to maximizing stockholder value.

    The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his
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
analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

    Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of the close of business on June 2, 1995, the Reporting Person beneficially owned an aggregate of 559,800 shares of Common Stock, which constituted approximately 5.8 percent of the 9,716,517 shares of Common Stock outstanding on May 5, 1995, as reported in the Issuer's Proxy Statement dated May 12, 1995.

    (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

    (c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

    Exhibit                              Sequential Page Number
    -------                              ----------------------

Letter from Reporting Person to Issuer's           7
  Board of Directors dated May 26, 1995

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                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 1995

                                  /S/ IRA SOCHET
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                                            Ira Sochet

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